UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tenable Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

88025T 10 2

(CUSIP Number)

December 31, 2018 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Date of the end of the calendar year in which the reporting persons became obligated to file this report in accordance with Rule 13(d)-1(d).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88025T 10 2	13G	Page 2 of 14

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) RONALD J. GULA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	6,534,375*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	6,534,375*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,534,375*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

*Includes 2,424,375 shares owned by Ronald J. Gula and 4,110,000 shares owned by The Cynthia Y. Gula 2016 Family Trust dated as of November 7, 2016. Ronald J. Gula is the sole trustee.

CUSIP No. 88025T 10 2	13G	Page 3 of 14

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) CYNTHIA Y. GULA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	6,564,082*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	6,564,082*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,564,082*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

*Includes 477,469 shares owned by Cynthia Y. Gula, 174,287 shares owned by The Ronald J. Gula 2013 Irrevocable Trust dated November 22, 2013 and 2,000,000 shares owned by the Ronald J. Gula 2017 Grantor Retained Annuity Trust dated as of October 19, 2017. Cynthia Y. Gula is the sole trustee of both trusts.

CUSIP No. 88025T 10 2	13G	Page 4 of 14

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) THE CYNTHIA Y. GULA 2016 FAMILY TRUST DATED AS OF NOVEMBER 7, 2016 38-7172915
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	4,110,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	4,110,000
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO*

*Trust

CUSIP No. 88025T 10 2	13G	Page 5 of 14

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) THE CYNTHIA Y. GULA 2013 IRREVOCABLE TRUST DATED DECEMBER 11, 2013 ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	29,707
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	29,707
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO*

*Trust

CUSIP No. 88025T 10 2	13G	Page 6 of 14

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) THE RONALD J. GULA 2013 IRREVOCABLE TRUST DATED NOVEMBER 22, 2013 ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	174,287
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	174,287
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO*

*Trust

CUSIP No. 88025T 10 2	13G	Page 7 of 14

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) RONALD J. GULA 2017 GRANTOR RETAINED ANNUITY TRUST DATED AS OF OCTOBER 19, 2017 ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	2,000,000
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	2,000,000
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO*

*Trust

CUSIP No. 88025T 10 2	13G	Page 8 of 14

SCHEDULE 13G

Item 1(a).

Name of Issuer:

Tenable Holdings, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

7021 Columbia Gateway Drive, Suite 500

Columbia, Maryland 21046

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Ronald J. Gula, Cynthia Y. Gula, The Cynthia Y. Gula 2016 Family Trust dated as of November 7, 2016, The Cynthia Y. Gula 2013 Irrevocable Trust dated December 11, 2013, The Ronald J. Gula 2013 Irrevocable Trust dated November 22, 2013 and Ronald J. Gula 2017 Grantor Retained Annuity Trust dated as of October 19, 2017.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

3112 Old Oak Drive

Ellicott City, Maryland 21042

Item 2(c).

Citizenship:

United States of America

Item 2(d).

Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).

CUSIP Number:

88025T 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

☐

Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)

☐

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)

☐

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)

☐

A parent holding company or control person in accordance with § 240.13d– 1(b)(1)(ii)(G).

CUSIP No. 88025T 10 2	13G	Page 9 of 14

(h)

☐

A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S. C. 1813).

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S. C. 80a-3).

(j)

☐

A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)

☐

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 9,215,838 (1)

(b)

Percent of class: 9.9% (2)

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote: 9,215,838 (1)

(ii)

Shared power to vote or to direct the vote: 0

(iii)

Sole power to dispose or to direct the disposition of: 9,215,838 (1)

(iv)

Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.

Identification and Classification of Members of the Group.

The members of the group are Ronald J. Gula, Cynthia Y. Gula, The Cynthia Y. Gula 2016 Family Trust dated as of November 7, 2016, The Cynthia Y. Gula 2013 Irrevocable Trust dated December 11, 2013, The Ronald J. Gula 2013 Irrevocable Trust dated November 22, 2013 and Ronald J. Gula 2017 Grantor Retained Annuity Trust dated as of October 19, 2017. Ronald J. Gula is the sole trustee of The Cynthia Y. Gula 2016 Family Trust dated as of November 7, 2016 and, in that capacity, has the right to act on behalf of that trust. Cynthia Y. Gula is the sole trustee of The Ronald J. Gula 2013 Irrevocable Trust dated November 22, 2013 and Ronald J. Gula 2017 Grantor Retained Annuity Trust dated as of October 19, 2017 and, in that capacity, has the right to act on behalf of each of those trusts. As such, Ronald J. Gula and Cynthia Y. Gula may be deemed to have the sole voting and dispositive power over the applicable shares held by those trusts as set forth in this report.

CUSIP No. 88025T 10 2	13G	Page 10 of 14

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(1)

Includes the aggregate number of shares beneficially owned by all of the members of the group. Information for each respective Reporting Person in the group – Ronald J. Gula, Cynthia Y. Gula, The Cynthia Y. Gula 2016 Family Trust dated as of November 7, 2016, The Cynthia Y. Gula 2013 Irrevocable Trust dated December 11, 2013, The Ronald J. Gula 2013 Irrevocable Trust dated November 22, 2013 and Ronald J. Gula 2017 Grantor Retained Annuity Trust dated as of October 19, 2017 – is available on pages 2 through 7 of this report.

(2)

Percentage ownership is based on the issuer having 93,064,759 shares outstanding as of October 31, 2018, as set forth in its Form 10-Q filed November 8, 2018.

CUSIP No. 88025T 10 2	13G	Page 11 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2019
THE CYNTHIA Y. GULA 2016 FAMILY TRUST DATED AS OF NOVEMBER 7, 2016

By:	/s/ Ronald J. Gula
Ronald J. Gula, as Trustee

THE CYNTHIA Y. GULA 2013 IRREVOCABLE TRUST DATED DECEMBER 11, 2013

By:	/s/ Michael Yates
Michael Yates, as Trustee

THE RONALD J. GULA 2013 IRREVOCABLE TRUST DATED NOVEMBER 22, 2013

By:	/s/ Cynthia Y. Gula
Cynthia Y. Gula, as Trustee

RONALD J. GULA 2017 GRANTOR RETAINED ANNUITY TRUST DATED AS OF OCTOBER 19, 2017

By:	/s/ Cynthia Y. Gula
Cynthia Y. Gula, as Trustee

/s/ Ronald J. Gula
Ronald J. Gula

/s/ Cynthia Y. Gula
Cynthia Y. Gula

CUSIP No. 88025T 10 2	13G	Page 12 of 14

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION

A	Agreement to Jointly File Schedule 13G

CUSIP No. 88025T 10 2	13G	Page 13 of 14

EXHIBIT A

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

AGREEMENT dated as of February 14, 2019 by and among Ronald J. Gula, Cynthia Y. Gula, The Cynthia Y. Gula 2016 Family Trust dated as of November 7, 2016, The Cynthia Y. Gula 2013 Irrevocable Trust dated December 11, 2013, The Ronald J. Gula 2013 Irrevocable Trust dated November 22, 2013 and Ronald J. Gula 2017 Grantor Retained Annuity Trust dated as of October 19, 2017 (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13G with respect to Tenable Holdings, Inc., to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

[Signature Page Follows]

CUSIP No. 88025T 10 2	13G	Page 14 of 14

        IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

Dated February 14, 2019
THE CYNTHIA Y. GULA 2016 FAMILY TRUST DATED AS OF NOVEMBER 7, 2016

By:	/s/ Ronald J. Gula
Ronald J. Gula, as Trustee

THE CYNTHIA Y. GULA 2013 IRREVOCABLE TRUST DATED DECEMBER 11, 2013

By:	/s/ Michael Yates
Michael Yates, as Trustee

THE RONALD J. GULA 2013 IRREVOCABLE TRUST DATED NOVEMBER 22, 2013

By:	/s/ Cynthia Y. Gula
Cynthia Y. Gula, as Trustee

RONALD J. GULA 2017 GRANTOR RETAINED ANNUITY TRUST DATED AS OF OCTOBER 19, 2017

By:	/s/ Cynthia Y. Gula
Cynthia Y. Gula, as Trustee

/s/ Ronald J. Gula
Ronald J. Gula

/s/ Cynthia Y. Gula
Cynthia Y. Gula